                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 1998

                                 HOLLINGER INC.

                 (Translation of registrant's name into English)

                                10 Toronto Street
                            Toronto, Ontario M5C 2B7
                                     CANADA

                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F   x
                            -----                              -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                                 No   x
                        -----                              -----

                                  EXHIBIT LIST

                                                                  Sequential
Exhibit             Description                                   Page Number
-------             -----------                                   -----------
 99.1               Proxy Statement of Hollinger Inc.
                    dated April 9, 1999                            4

 99.2               Form of Proxy                                 23

 99.3               National Policy Statement No. 41              24

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              HOLLINGER INC.

Date: April 16, 1999
                                              by: /s/ Charles G. Cowan, Q.C.
                                                  ------------------------------
                                                  Name:  Charles G. Cowan, Q.C.
                                                  Title: Vice President and
                                                         Secretary